The Bon-Ton Stores, Inc.
2801 E. Market Street
York, Pennsylvania 17402
717-751-3021
October 7, 2009
Via EDGAR and facsimile: 202-772-9361
United States Securities and Exchange Commission
Division of Corporation Finance
Attention: Ms. Ta Tanisha Meadows
Mail Stop 3561
Washington, DC 20549-0405

Re:	The Bon-Ton Stores, Inc. Item 4.01 Form 8-K Filed October 1, 2009 File No. 0-19517
Dear Ms. Meadows:
This is in response to your letter of October 2, 2009 to Keith Plowman regarding the Form 8-K of The Bon-Ton Stores, Inc. (the “Company”) filed October 1, 2009. In that Form 8-K, the Company disclosed that the audit practice of Beard Miller Company LLP (“Beard”), the independent registered public accounting firm for The Bon-Ton Stores, Inc. Retirement Contribution Plan (the “Plan”), was combined with ParenteBeard LLC (“ParenteBeard”) in an October 1, 2009 transaction pursuant to which Beard combined its operations with ParenteBeard.
In your letter you indicated that ParenteBeard LLC is not registered with the Public Company Accounting Oversight Board (“PCAOB”).
We have discussed this matter with ParenteBeard, and they have informed us that ParenteBeard is duly registered with the PCAOB. They contacted the PCAOB and were informed that there is no current PCAOB procedure for updating the published PCAOB list of registered accounting firms on a real-time basis. As the merger of Beard and Parente Randolph, LLC into ParenteBeard was just effective on October 1, 2009, it apparently still takes several days before the list of PCAOB firms is updated. The PCAOB has promised to furnish ParenteBeard with a letter confirming its registration, and ParenteBeard will send us a copy of that letter as soon as it is received. If you wish, I would be happy to forward that letter to you.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me if any additional information is required.
Thank you.
Sincerely,
J. Gregory Yawman
Divisional Vice President & Associate General Counsel.

Cc:	K. Plowman J. Miller K. George